Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

28 December 2020

Mr. Daniel Morris
Mr. Erin Jaskot
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Emaginos, Inc.
Offering Statement on Form 1-A
Filed November 25, 2020
File No. 024-11373

Dear Mr. Morris:

We are in receipt of your correspondence dated December 18, 2020, and on behalf of Mr. Scott Taub, President of Emaginos, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form 1-A Offering Statement for Emaginos, Inc.
Offering Statement on Form 1-A
Offering Summary, page 2
1. Please revise the offering summary to prominently disclose that holders of the common stock will have limited influence on corporate matters because your CEO, as holder of the sole outstanding share of Series A Preferred Stock, is entitled to voting control of 51% of the votes on any matter submitted to the holders of common stock.  In addition, please revise the final risk factor on page 9 to clarify that the terms of the Series A limit common stockholders’ influence on corporate matters in addition to making an acquisition of the company more difficult.
Response:  We have revised the Regulation A to advise stockholders that they will have very little influence on corporate governance and any matters submitted to holders of common stock including the terms of the Series A Preferred Stock will make an acquisition of the company difficult.
General
2. We note the Form 8-K filed on November 4, 2019.  Please tell us why your financial statements were unreliable and the corrective steps you have taken since that filing.  To the extent that concerns related to the accuracy of your prior financial statements present ongoing risks to your business, please revise your risk factors section to discuss these risks.  In addition, please explain your reasons for seeking to suspend your Section 15(d) reporting obligations and provide a legal and factual analysis addressing whether the obligation has been properly suspended.

Mr. Daniel Morris
Mr. Erin Jaskot
United States Securities
 And Exchange Commission
Re:  Emaginos, Inc.; File No. 024-11373
28 December 2020

Response:  The Company’s financial statements were unreliable as a result of several factors.  To begin with the persons retained to prepare the Company’s financial statements in accordance with US GAAP were found subsequently to be unqualified to prepare such reports.  In addition, it was discovered, subsequent to the Effect of the Form S-1 Registration Statement, that Mr. Pizzaro, the independent public registered accountant engaged by the Company, was in fact not affiliated with any CPA firm that is, or was, registered with the Public Company Accounting Oversight Board (PCAOB). Management believes that Mr. Pizarro may have falsely and fraudulently executed the auditors consent in the name of Eric Lien and Crowe Taiwan (TW), signing off on our published financial report, when neither Eric Lien or Crowe Taiwan (TW) CPAs reviewed, consented, or approved of any of these filings.

Management relied on retained experts to prepare its previously submitted financial statements from source data provided for inclusion in our Registration Statement on Form S-1.  Since that time, management has become financially literate, and adequately conversant in the required content and format for financial statements prepared under Generally Accepted Accounting Principles in the United States. Further we have retained a firm of third-party accountants with verified experience in preparing financial statements and required disclosures for submission to the Securities and Exchange commission as part of both offering statements and continuous disclosure requirements.  Finally, we have engaged an audit firm that is registered with the PCAOB and is familiar with the audit requirements to meet the requirements of the appropriate regulations.

We do not believe there are any ongoing risks to our business as a result of the accuracy of our financial statements for the aforementioned reasons.  We have completed extensive review of our operation and our financial records with our currently retained accountants and audit firm.

To address the filing of the Form 15; when we found out our auditor was not registered with the PCAOB, nor affiliated with any CPA firm, we immediately issued the November 4, 2019 current report on Form 8-K dismissing our auditor and announcing to the investing public that they should not rely on the financial statements.

Although Section 15(d) states that a company may not voluntarily suspend Section 15(d) reporting obligations in reliance on Rule 12h-3 during a fiscal year in which a Securities Act registration statement goes effective or a company is required to file a Section 10(a)(3) prospectus update, facing an extraordinary situation that most public companies do not routinely encounter, we immediately engaged a new PCAOB auditor to bring our filings compliant with the SEC. Upon realization that the new auditor's onboarding and re-audit was going to take longer than we anticipated, and with interim reporting periods having passed due to the time required to locate a new auditor, compile all our prior accounting data, and support, and in order to coincide with compliant audit processes, we determined to file a Form 15 to suspend our reporting obligations.

Additionally, we look to SEC Staff Legal Bulletin No. 18 to provide guidance. The SEC has consistently found that a Rule 12h-3 Form 15 can be filed in a year in which a registration statement was declared effective or required to be updated under Section 10(a)(3) when all of the other conditions of Rule 12h-3 are met and where (i) a public offering is abandoned, no securities are sold under the effective registration statement and the company files a Rule 477 application to withdraw the registration statement; or (ii) the company is acquired resulting in the class of registered securities either being extinguished or held by only one record holder which is the acquiring entity. In both situations, the company has no public shareholders eliminating the purpose of requiring reporting.

Mr. Daniel Morris
Mr. Erin Jaskot
United States Securities
 And Exchange Commission
Re:  Emaginos, Inc.; File No. 024-11373
28 December 2020

Section 15(d) suspension can occur either: (i) automatically, if the class of securities is held by less than 300 record holders at the beginning of any fiscal year (other than a year in which the registration statement became effective) or (ii) at any time, by relying on exchange Act Rule 12h-3’s conditional suspension, if the class of securities is held by less than 300 record holders or less than either 2,000 record holders or 500 non-accredited record holders and the issuer’s assets do not exceed $10 million at the end of each of its last three fiscal years.
No shares were sold under the Effective S-1 and the only shares that have been issued were issued prior to the filing of the S-1 Registration Statement, or in private transactions with the Company.  We currently have thirty-four shareholders, none of whom purchased under the S-1 Registration Statement; further, our assets do not exceed $10 million dollars.  Additionally, we have filed an RW to withdraw the S-1 Registration Statement.

Furthermore, since we are a small reporting company with very limited resources, we decided to avail ourselves of the less burdensome Regulation A+ disclosure regime instead of the 1934 Act.  We believe that our 1934 Act reporting requirements have been properly suspended and all material financial information for the financial reporting periods is available in our newly-filed Form 1-A, which we believe cures any defective filings as a result of the purported fraud our former auditor committed against the Company and its stockholders.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Scott Taub at (571) 921-4200

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/cc: Mr. Scott Taub
      President/CEO Emaginos, Inc.